                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           FOR THE MONTH OF JULY, 2003

                        COMMISSION FILE NUMBER 000-21919


                            DF CHINA TECHNOLOGY INC.
                 (Translation of registrant's name into English)



                   Units 3207-08, West Tower, Shun Tak Centre
                             168-200 Connaught Road
                            Central, Hong Kong, China
                            -------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

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The following sets forth a press release issued on 21 July 2003 by DF China
Technology Inc. Contact: Dr. Fan Di Tel: (852) 2255 0688 Fax: (852) 2851 3660

                              FOR IMMEDIATE RELEASE


                          DF CHINA TECHNOLOGY ANNOUNCES
                     RESULTS OF ANNUAL SHAREHOLDERS' MEETING


21 July 2003, Hong Kong . . . D F China Technology (Nasdaq DFCT) held its annual shareholders' meeting for its fiscal year 2002 on July 18, 2003, announced Y.S. Kwok, Secretary of the company. The following persons were elected directors to serve until the next annual meeting:

Dr. FAN Di, Dr. Robert FUNG Hing Piu, Mr. Aaron ZHU Xiaojun, Mr. KWOK Yam Sheung, Dr. Godwin WONG, Mr. LI Chang, Mr. Thomas J. KENAN and Mr. Kurt W. KRAUSE.

After the annual meeting, the directors elected the following persons to serve as officers of the company:

Dr. FAN Di was re-elected the Chairman and Chief Executive Officer and Mr. KWOK Yam Sheung as the Company Secretary

The shareholders approved the company's 2002 Stock Option Plan, a copy of which is being filed with the Securities and Exchange Commission and Nasdaq.

Mr. Kwok stated that the management of D F China Technology is in the process of reviewing the several business pursuits of the company. The auditors of the company are commencing their audit of the company's accounts for the fiscal year that ended on June 30, 2003. Professional appraisers have been engaged to review and value the company's assets. Subject to the results of these reviews and the annual audit, management will determine if changes should be made in the direction of the company's business. At present, there is no change in the business of the company, which is primarily focused on building and placing into operation four paper mills.

There recently has been heightened trading and volatility in the common stock of D F China Technology, said Mr. Kwok. He reports that the company's management is not aware of the reason and the origin of the buying pressure for this.


                                    - End -

EXHIBITS

         99          2002 Stock Option Plan




                                       2
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          DF China Technology Inc.



                                          By  /s/ Dr. Fan Di
                                             -----------------------------------
                                             Dr. Fan Di, Chief Executive Officer
Date:  July 21, 2003



                                       3
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                            DF CHINA TECHNOLOGY INC.
                          COMMISSION FILE NO. 000-21919


                     INDEX TO EXHIBITS TO FORM 6-K JULY 2003


Number            Description
------            -----------
99                2002 Stock Option Plan